United States securities and exchange commission logo





                           July 16, 2021

       Terrence Moorehead
       Chief Executive Officer
       Nature's Sunshine Products, Inc.
       2901 West Bluegrass Blvd., Suite 100
       Lehi, Utah 84043

                                                        Re: Nature's Sunshine
Products, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 12, 2021
                                                            File No. 333-257823

       Dear Mr. Moorehead:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              David Marx, Esq.